ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-284770

May 20, 2025

FREE WRITING PROSPECTUS DATED May 20, 2025

(To the Prospectus dated February 7, 2025, as supplemented by the Preliminary Prospectus Supplement dated May 19, 2025)

Teva Pharmaceutical Finance Netherlands II B.V.

€1,000,000,000 4.125% Senior Notes due 2031

Teva Pharmaceutical Finance Netherlands III B.V.

$500,000,000 6.000% Senior Notes due 2032

Teva Pharmaceutical Finance Netherlands IV B.V.

$700,000,000 5.750% Senior Notes due 2030

Payment of principal and interest unconditionally guaranteed by

Teva Pharmaceutical Industries Limited

May 20, 2025

The information in this free writing prospectus dated May 20, 2025 supplements the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) dated May 19, 2025 of Teva Pharmaceutical Finance Netherlands II B.V. (“Teva Finance II”), Teva Pharmaceutical Finance Netherlands III B.V. (“Teva Finance III”), Teva Pharmaceutical Finance Netherlands IV B.V. (“Teva Finance IV”) and Teva Pharmaceutical Industries Limited (“Teva”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meaning assigned to such terms in the Preliminary Prospectus Supplement.

	€1,000,000,000 4.125% Senior Notes due 2031 (the “2031 Euro notes”)	$500,000,000 6.000% Senior Notes due 2032 (the “2032 USD notes”)	$700,000,000 5.750% Senior Notes due 2030 (the “2030 USD notes”)

Issuer:	Teva Finance II	Teva Finance III	Teva Finance IV

Guarantor:	Teva	Teva	Teva

Expected Issue Ratings*: Trade Date:	Ba1 / BB / BB+ (Moody’s / S&P / Fitch) May 20, 2025	Ba1 / BB / BB+ (Moody’s / S&P / Fitch) May 20, 2025	Ba1 / BB / BB+ (Moody’s / S&P / Fitch) May 20, 2025

Settlement Date (T+5)**:	May 28, 2025	May 28, 2025	May 28, 2025

Minimum Denomination:	€100,000 and whole multiples of €1,000 in excess thereof	$200,000 and whole multiples of $1,000 in excess thereof	$200,000 and whole multiples of $1,000 in excess thereof

Delivery:	Euroclear / Clearstream	The Depository Trust Company	The Depository Trust Company

Expected Listing / Trading:	Official List of Euronext Dublin / Global Exchange Market	N/A	N/A

Active Bookrunners:	BNP PARIBAS, BofA Securities Europe SA, HSBC Continental Europe, Intesa Sanpaolo S.p.A. and J.P. Morgan SE	BNP Paribas Securities Corp., BofA Securities Inc., HSBC Bank plc, Intesa Sanpaolo S.p.A. and J.P. Morgan SE	BNP Paribas Securities Corp., BofA Securities Inc., HSBC Bank plc, Intesa Sanpaolo S.p.A. and J.P. Morgan SE

Passive Bookrunners:	Citigroup Global Markets Europe AG, Goldman Sachs Bank Europe SE, Mizuho Bank Europe N.V., MUFG Securities (Europe) N.V. and PNC Capital Markets LLC	Citigroup Global Markets Inc., Goldman Sachs Bank Europe SE, Mizuho Securities USA LLC, MUFG Securities Americas, Inc. and PNC Capital Markets LLC	Citigroup Global Markets Inc., Goldman Sachs Bank Europe SE, Mizuho Securities USA LLC, MUFG Securities Americas, Inc. and PNC Capital Markets LLC

Offering:	4.125% 2031 Euro notes	6.000% 2032 USD notes	5.750% 2030 USD notes

Principal Amount:	€1,000,000,000	$500,000,000	$700,000,000

Maturity Date:	June 1, 2031	December 1, 2032	December 1, 2030

Public Offering Price***:	99.349% of principal amount	99.256% of principal amount	99.418% of principal amount

Underwriting Discount:	0.550%	0.550%	0.550%

Interest Rate:	4.125% annual.	6.000% semi-annual.	5.750% semi-annual.

Interest Payment Dates:	June 1 of each year, beginning June 1, 2026	June 1 and December 1 of each year, beginning December 1, 2025	June 1 and December 1 of each year, beginning December 1, 2025

Interest Record Dates:	The Business Day immediately preceding the related Interest Payment Date	The preceding May 15 and November 15, in each case whether or not a Business Day	The preceding May 15 and November 15, in each case whether or not a Business Day

Day Count Convention:	30/360	30/360	30/360

Yield to Maturity:	4.250%	6.125%	5.875%

Benchmark:	DBR 0.000% due August 15, 2031	4.000% due April 30, 2032	3.875% due April 30, 2030

Spread to Benchmark:	+199 basis points	+186 basis points	+181 basis points

Make-Whole Redemption:	B plus 50 basis points	Treasury plus 50 basis points	Treasury plus 50 basis points

Optional Redemption:	If Teva Finance II elects to redeem the 2031 Euro notes at any time on or after March 1, 2031 (three months prior to the maturity date of the 2031 Euro notes), Teva Finance II may redeem the 2031 Euro notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption	If Teva Finance III elects to redeem the 2032 Dollar notes at any time on or after September 1, 2032 (three months prior to the maturity date of the 2032 Dollar notes), Teva Finance III may redeem the 2032 Dollar notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption	If Teva Finance IV elects to redeem the 2030 Dollar notes at any time on or after September 1, 2030 (three months prior to the maturity date of the 2030 Dollar notes), Teva Finance IV may redeem the 2030 Dollar notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption

	price equal to 100% of the principal amount of the 2031 Euro notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	price equal to 100% of the principal amount of the 2032 Dollar notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	price equal to 100% of the principal amount of the 2030 Dollar notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.

ISINs:	XS3081797964	US88167AAT88	US881937AA41

Common Codes (for Euro notes) / CUSIP numbers (for Dollar notes):	308179796	88167AAT8	881937AA4

Time of Execution:	14:19 (NY time)	14:21 (NY time)	14:23 (NY time)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made to investors on or about May 28, 2025, which will be the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

***	In each case, plus accrued interest from May 28, 2025, if settlement occurs after that date.

* * * * *

Amendments to the Preliminary Prospectus Supplement

In addition to the pricing information above, this free writing prospectus amends and updates certain sections of the Preliminary Prospectus Supplement, as described below. Additional conforming changes are made to the Preliminary Prospectus Supplement to reflect the changes described herein. Section references in the amended sections below refer to the sections of the Preliminary Prospectus Supplement as amended and supplemented by this free writing prospectus and all footnotes to the tables in this supplement not included herein remain the same as those in the Preliminary Prospectus Supplement.

* * * * *

Upsize of the Offering

The aggregate principal amount of the offering has been increased to approximately $2,300,000,000 (equivalent). After deducting the underwriters’ discounts and estimated offering expenses, we expect to use the net proceeds of this offering, together with cash on hand, (i) to fund the Tender Offer (as it may be amended prior to expiration thereof), (ii) to pay fees and expenses in connection therewith and (iii) to the extent of any remaining proceeds, for the repayment of outstanding debt upon maturity, tender offer or earlier redemption. Net proceeds may be temporarily invested pending application for their stated purpose.

* * * * *

Additional conforming changes are made to the Preliminary Prospectus Supplement to reflect the changes described herein.

* * * * *

Teva Finance II, Teva Finance III, Teva Finance IV and Teva have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents Teva and the Issuers have filed with the SEC for more complete information about Teva and the Issuers and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.report. Alternatively, Teva, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP PARIBAS, 16, boulevard des Italiens, 75009 Paris, France, Attention: High Yield Desk (email: dl.syndsupportbonds@uk.bnpparibas.com); BNP Paribas Securities Corp., 787 Seventh Avenue, New York, New York 10019, United States of America, Attention: Syndicate Desk (email: DL.US.Debt.Syndicate.Support@us.bnpparibas.com); BofA Securities Europe SA, 51 rue La Boétie, 75008 Paris, France, Attention: High Yield Syndicate Desk (Tel: +33 18 770 0000, email:levfin_hy_paris@bofa.com); BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte NC 28255-0001, Attention: Prospectus Department, or by email: at dg.prospectus_requests@bofa.com; HSBC Continental Europe, 38, avenue Kléber, 75116 Paris, France, Attention: DAJ Global Banking, email: transaction.management@hsbcib.com; HSBC Bank plc, 8 Canada Square, London E14 5HQ, United Kingdom, Attention: Head of DCM Legal, email: transaction.management@hsbcib.com; Intesa Sanpaolo S.p.A., Divisione IMI Corporate & Investment Banking, Via Manzoni, 4 – 20121, Milan, Italy, Attention: DCM HY Intesa Sanpaolo, email: IMI-DCM.HY@intesasanpaolo.com; or J.P. Morgan SE, Taunustor 1 (TaunusTurm), 60310 Frankfurt am Main, Germany, Attention: Head of EMEA Capital Markets Group, email: Head_of_EMEA_DCMG@jpmorgan.com.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Professional investors and eligible counterparties only target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties (“ECPs”) and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Professional investors and eligible counterparties only target market: Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the debt securities has led to the conclusion that: (i) the target market for the debt securities is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the debt securities to eligible counterparties and professional clients are appropriate. A distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investors in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of the following persons: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. This announcement is for distribution only to, and is only directed at, persons who (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) high net worth entities, and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. This announcement is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person.

Advertisement: The final prospectus, when published, will be available on https://live.euronext.com/en/markets/dublin/bonds/list.

Relevant stabilization regulations including FCA/ICMA will apply.

The notes have not, may not and will not be offered, sold or delivered in the Netherlands, other than to qualified investors (as defined in Regulation (EU) 2017/1129).

The notes have not, may not and will not be offered, sold or delivered in Israel, other than to persons who qualify as one of the types of investors listed in the First Addendum to the Israeli Securities Law, subject to and in accordance with the requirements set forth in the First Addendum to the Israeli Securities Law.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.